UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): May 6, 2004

COMMERCE ONE, INC.

(Exact name of Registrant as specified in its charter)

Delaware	000-32979	94–3392885
(State or other jurisdiction of incorporation or organization)	**(Commission File Number)**	**(I.R.S. Employer Identification No.)**

One Market Street, Steuart Tower
Suite 1300
San Francisco, CA 94105

(Address of principal executive offices)

Registrant's telephone number, including area code: (415) 644-8700

Not Applicable

(Former name or former address, if changed since last report.)

Item 7.   **Financial Statements and Exhibits.**

     c.   Exhibits.

     99.1   Press Release issued by Commerce One, Inc. dated May 6, 2004.

Item 12.   **Results of Operations and Financial Condition.**

On May 6, 2004, Commerce One, Inc. issued a press release regarding Commerce One's financial results for its first fiscal quarter ended March 31, 2004. A copy of the press release is furnished (not filed) as Exhibit 99.1 to this current report on Form 8-K and is incorporated by reference herein.

The information in this Current Report on Form 8-K and the exhibits attached hereto shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMERCE ONE, INC.

Dated: May 6, 2004

/s/ Charles D. Boynton
Charles D. Boynton
Chief Financial Officer

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Press Release issued by Commerce One, Inc., dated May 6, 2004.